UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Zap.com Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

989063102
(CUSIP Number)

Omar Asali
President
Harbinger Group Inc.
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2014
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989063102	SCHEDULE 13D	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,972,258
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,972,258
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,972,258
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 989063102	SCHEDULE 13D	Page 2 of 6

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed on July 13, 2009 (as amended, the “Schedule 13D”) filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners LLC (“Harbinger LLC”), Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”), Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), Global Opportunities Breakaway Ltd. (the “Breakaway Fund”), Harbinger Capital Partners II LP (formerly Global Opportunities Breakaway Management, L.P.) (“HCP II”), Harbinger Capital Partners II GP LLC (formerly Global Opportunities Breakaway Management GP, L.L.C.) (“HCP II GP”), Harbinger Holdings, LLC (“Harbinger Holdings”) and Mr. Philip Falcone (the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, HCP II, HCP II GP, Harbinger Holdings and Mr. Falcone, collectively may be referred to as, the “Harbinger Capital Parties”) with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of Zap.com Corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 450 Park Avenue, 29th Floor, New York, NY.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI” or the “Reporting Person”). The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Person, the “HGI Persons”). HGI is a holding company with its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022.

(d) None of the HGI Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the HGI Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 does not include information with respect to Mr. Philip A. Falcone because Mr. Falcone resigned his position with HGI effective as of December 1, 2014. In addition, as a result of Mr. Falcone’s resignation, the Reporting Person has determined that the Shares owned by the Harbinger Capital Parties may no longer be deemed as owned by the Reporting Person and, as a result, this Item 2 does not include information with respect to the Harbinger Capital Parties.  As a result, Mr. Falcone and the Harbinger Capital Parties may no longer be deemed to own five percent or more of the outstanding Shares as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

No Material Change.

CUSIP No. 989063102	SCHEDULE 13D	Page 3 of 6

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The Reporting Persons initially acquired the Shares based on their belief that the Shares represented an attractive opportunity and potentially as a vehicle to conduct one or more business combinations. HGI expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer. Accordingly, HGI reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  Depending on the circumstances, HGI may determine not to take any action with respect to the Issuer or wind down or dissolve the Issuer. In addition, HGI may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of HGI; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) all or a portion of the securities of the Issuer, including Shares, that HGI now owns or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of HGI; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer's securities, including Shares; (iv) request or seek that the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person's assets or business or enter into new or different business activities, including acquisitions from affiliates of HGI; (v) request or seek that the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of HGI; (vi) request or seek that the Issuer or any of its subsidiaries raise capital or restructure their respective capitalization, indebtedness or holding company arrangements; (vii) request or seek that the Issuer or any of its subsidiaries make personnel changes; (viii) request or seek that the Issuer or any of its subsidiaries change the identity of the directors or officers; (ix) request or seek that the Issuer or any of its subsidiaries make any other material change in the Issuer's or any of its subsidiaries' corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

References to percentage ownerships of Shares in this Schedule 13D are based upon the 50,004,474 Shares stated to be outstanding as of October 20, 2014 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2014, filed with the SEC on October 22, 2014.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 48,972,258 Shares, constituting 97.9% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of 48,972,258 Shares; has the shared power to vote or direct the vote of none of the Shares; has sole power to dispose or direct the disposition of 48,972,258 Shares; and has shared power to dispose or direct the disposition of none of the Shares.

CUSIP No. 989063102	SCHEDULE 13D	Page 4 of 6

(c) The Reporting Persons have not effected any transactions in the Shares in the past 60 days.

(e) See Item 2 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Material to be Filed as Exhibits.

Exhibit A:      Joint Filing Agreement

CUSIP No. 989063102	SCHEDULE 13D	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President & Chief Financial Officer

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

CUSIP No. 989063102	SCHEDULE 13D	Page 6 of 6

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

PHILIP A. FALCONE

/s/ Philip A. Falcone
Philip A. Falcone

December 3, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Omar M. Asali	450 Park Avenue, 29th FL New York, NY 10022	US	Director and President

Joseph S. Steinberg	450 Park Avenue, 29th FL New York, NY 10022	US	Director & Chairman of the Board of HGI

Thomas A. Williams	450 Park Avenue, 29th FL New York, NY 10022	US	Executive Vice President and Chief Financial Officer

David M. Maura	450 Park Avenue, 29th FL New York, NY 10022	US	Executive Vice President and Director

Michael Sena	450 Park Avenue, 29th FL New York, NY 10022	US	Senior Vice President and Chief Accounting Officer

Frank Ianna	450 Park Avenue, 29th FL New York, NY 10022	US	Director

Gerald Luterman	450 Park Avenue, 29th FL New York, NY 10022	US	Director

Eugene I. Davis	450 Park Avenue, 29th FL New York, NY 10022	US	Director

Andrew Whittaker	450 Park Avenue, 29th FL New York, NY 10022	US	Director

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Zap.Com Corporation shall be filed on behalf of the undersigned.

HARBINGER GROUP INC.
By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President & Chief Financial Officer

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Managing Member

PHILIP A. FALCONE

/s/ Philip A. Falcone
Philip A. Falcone

December 3, 2014